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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-69739

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2023** AND ENDING **12/31/2023**

_____MM/DD/YY_____   _____MM/DD/YY_____

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Moomoo Financial Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing

MAR 1 8 2024

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

550 S. California Ave Suite #200   Washington, DC

(No. and Street)

Palo Alto   **CA**   **94306**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Louis Weitkam III   **(402) 889-9431**   lweitkam@us.moomoo.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP

(Name – if individual, state last, first, and middle name)

66 Hudson Blvd, Suite 2200   **New York**   **NY**   **10001**

(Address)   (City)   (State)   (Zip Code)

10/22/2003   **23**

(Date of Registration with PCAOB)(If applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Louis Weltkam III</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Moomoo Financial Inc.</u>, as of <u>12/31</u>, 2<u>023</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GENERAL NOTARY - State of Nebraska
BRIANNA BUECHLER
My Comm. Exp. August 25, 2027

Signature:

Title:
Chief Financial Officer

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__

Moomoo Financial Inc.

Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm

As of December 31, 2023

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934.

MOOMOO FINANCIAL INC.

CONTENTS

Form X-17A-5 Part III Facing Page
Oath of Affirmation



Report of Independent Registered Public Accounting Firm

To the Shareholder and Those Charged With Governance of
Moomoo Financial Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Moomoo Financial Inc. (the Company) as of December 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

We have served as the Company's auditor since 2019.

New York, New York
March 14, 2024

MOOMOO FINANCIAL INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2023

ASSETS

Cash and cash equivalents	$ 7,470,615
Cash segregated in accordance with federal laws and other regulations	1,000,000
Deposit with clearing organization	958,919
Restricted cash	601,984
Securities owned - At fair value	70,930
Receivables from customers, net of allowance for credit losses of $1,922,144	140,290,257
Receivable from affiliates	18,005
Fixed assets, net	238,537
Prepaid expenses and other assets	848,547
Right of use-asset, net	1,188,692
Total Assets	**$ 152,686,486**

LIABILITIES AND SHAREHODER'S EQUITY

Liabilities

Payable to customers	$ 128,835,941
Accounts payable and accrued liabilities	1,648,789
Payables to affiliates	46,623
Operating lease liability, net	1,308,509
Total Liabilities	131,839,862

Shareholder's Equity

Common stock, $.0001 par value; 2,000 shares authorized, 1,900 shares issued and outstanding	2
Additional paid in capital	43,600,005
Accumulated deficit	(22,753,383)
Total Shareholder's Equity	20,846,624
Total Liabilities and Shareholder's equity	**$ 152,686,486**

The accompanying notes are an integral part of this Statement of Financial Condition.

1. Organization and Nature of Business

Moomoo Financial Inc. (the "Company") is a Delaware corporation incorporated on December 17, 2015. The Company is a wholly owned subsidiary of Futu US Inc. (the "Parent"). The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company's broker license was approved by FINRA on January 19, 2018.

Acting as agent, the Company facilitates the purchase and sale of equities and options through a phone-based trading application. The Company also provides retail investors the ability to participate in initial offerings of securities ("IPO"). The Company also offers a cash sweep program which allows customers' uninvested cash balances to earn interest with program banks insured by the Federal Deposit Insurance Corporation ("FDIC").

To date, the company has not been profitable and has devoted substantially all of its efforts in growing and establishing its business. The Parent remains fully committed to support the business with additional capital contributions.

2. Summary of Significant Accounting Policies

Basis of Presentation – The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U. S. GAAP") and pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC") for financial reporting.

Use of Estimates – The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and accompanying notes. These estimates and assumptions are based on judgment and the best available information at the time. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents – Cash and cash equivalents consist of deposits with banks and highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes. The Company's cash is held at various financial institutions which are insured by the Federal Deposit Insurance Corporation and at times may exceed federally insured limits. The Company has not experienced losses in such accounts and believes it is not subject to any significant credit risk on cash.

2. Summary of Significant Accounting Policies (continued)

Cash Segregated in Accordance with Federal Laws and Other Regulations – Cash segregated in   compliance with federal regulations consist of qualified deposits in special reserve bank accounts for the exclusive benefit of customers and broker dealers in accordance with Rule 15c3-3 of Securities Exchange Act of 1934 (the "Exchange Act") and other regulations.

Deposit with Clearing Organization – Deposit with clearing organization represents the Company's funds being held at its clearing organization in connection with its normal course of business.

Restricted Cash – Restricted cash included cash on deposit with the Company's banks.

Securities Owned – The Company carries its securities owned at fair value in accordance with Financial Accounting Standards Board ("FASB") ASC 820 and recorded on a trade date basis. The Company classifies its investments as trading securities. US GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the investment based on available market data. Unobservable inputs are inputs that reflect the Company's assumptions about the facts market participants would use in valuing the investment based on the best information in the circumstances. Additional detail of securities owned as of December 31, 2023 is provided within Note 3.

Counterparty Credit Risk – The Company is exposed to the risk of loss if a customer, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). The Company has established policies and procedures for mitigating credit risk, including reviewing and establishing limits for credit exposure, maintaining collateral and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various customer securities transactions. The execution of these transactions includes the purchase and sale of securities which exposes the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers or counterparties.

2. Summary of Significant Accounting Policies (continued)

Concentration of Credit Risk – The Company's exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established, and exposure is monitored in light of changing counterparty and market conditions. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The associated risk of concentration is mitigated by having deposits with credit worthy institutions. At certain times, amounts on deposit exceed federal insurance limits. As of December 31, 2023, the amount held on deposit was $7,158,865 in excess of federal insurance limits.

Receivables from and Payables to Customers – Accounts receivables from and payables to customers are recorded on a settlement date basis and include amounts due on cash and margin transactions. Securities owned by clients are held as collateral for receivables. A valuation allowance for credit losses was recorded on December 31, 2023.

Financial Instruments-Credit Losses – In June 2016, the FASB issued Accounting Standards Update "ASU" No. 2016-13, Financial Instruments - Credit Losses (ASC 326). The ASU provides credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU. The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.

Management evaluates it's receivables from customers and applies a credit allowance on any debit account balance not fully secured with cash or collateral. The Company has recorded an additional $252,443 credit allowance for the year ended December 31, 2023. The Company carries a total allowance for credit losses for receivables from customers in the amount of $1,922,144 as of December 31, 2023.

Fixed Assets – Fixed assets includes property and equipment, software and leasehold improvements that are recorded at cost, less accumulated depreciation and amortization. Depreciation is provided on a straight-line basis using estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term or the lease.

2. Summary of Significant Accounting Policies (continued)

Income Taxes – The Company is included in the consolidated federal and state income tax returns filed by the Parent. Pursuant to an expense sharing agreement, the Parent allocates to the Company its share of the consolidated federal and state income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing a separate income tax return.

Deferred tax assets and deferred tax liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Deferred taxes are measured to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on deferred tax assets and deferred tax liabilities, as well as other changes in income tax laws are recognized in the period during which such changes are enacted. As of December 31, 2023, there were no material temporary differences between financial reporting and tax reporting bases.

The guidance on accounting for uncertainty in income taxes describes how uncertain tax positions should be recognized, measured, presented and disclosed in the Financial Statements. This guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more likely than not to be realized as a tax benefit or expense in the current year. After-tax interest and penalties, as well as the related unrecognized tax benefits, are recognized in income tax expense. There were no uncertain positions as of December 31, 2023.

Recently Adopted Accounting Pronouncements

There are no recently issued accounting pronouncements that would materially impact the Company's financial statements and related disclosures for the year ended December 31, 2023.

3. Fair Value of Financial Instruments

The Company records its financial assets at fair value. The accounting standard for fair value provides a framework for measuring fair value that clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value.

Level 1 - Quoted prices in active markets for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

3. Fair Value Of Financial Instruments (continued)

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level within the fair value hierarchy of any input that is significant to the fair value measurement. The Company had no level 3 assets as of December 31, 2023.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2023:

	Level 1	Level 2	Level 3	Total
Assets				
Equities	$ 70,930	$ -	$ -	$ 70,930
Total Securities, at fair value	$ 70,930	$ -	$ -	$ 70,930

4. Fixed Assets

Fixed assets net of accumulated depreciation and amortization, consisted of the following as of December 31, 2023:

	December 31, 2023	Useful Life	Method
Cloud service	$ 155,528	5 Years	Straight-line
Computer equipment	254,491	3 Years	Straight-line
Furniture	53,191	Lease term	Straight-line
Company automobile	57,398	5 Years	Straight-line
	520,608		
Accumulated depreciation	(314,050)		
Property, software and equipment, net	$ 206,558		
Leasehold improvements	$ 50,781	Lease term	Straight-line
Accumulated amortization	(18,802)		
Leasehold improvements, net	$ 31,979		
Net fixed assets	$ 238,537		

Depreciation and amortization expense was $9,840 and $94,574 respectively for a total of $104,414 for the year ended December 31, 2023.

MOOMOO FINANCIAL INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
For the Year Ended December 31, 2023

5. Income Taxes

The Company has available at December 31, 2023, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a net deferred tax asset of approximately $2,427,435, that expires in years beginning in 2041. As of December 31, 2023, the Company recognized a full valuation allowance in the amount of $2,427,435 due to the uncertainty of its ultimate utilization.

Commencing with the year ended December 31, 2021, the Parent files consolidated returns in both federal and state tax jurisdictions of which the Company is included as a wholly owned subsidiary.

The Company's returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of the federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Tax returns since 2019 that were filed within the applicable statute remain subject to examination.

6. Related Party Transactions

Consolidated omnibus account clearing agreement – On March 16, 2022, the Company entered into a Consolidated Omnibus Account Clearing Agreement (the "Agreement") with Futu Clearing Inc. (the "Clearing Broker"), an affiliate controlled by common ownership by the Parent. The Clearing Broker provides execution and clearing services for the Company. The Agreement may be terminated by either party upon a 30-day written notice. At December 31, 2023 the Company maintained a deposit balance of $521,808 that is included in deposit with clearing organization on the accompanying statement of financial condition with Futu Clearing Inc..

Other services – The Company receives services and technology from other affiliates which are controlled by common ownership ("the Affiliate(s)"). The common ownership in the related party transactions is the sole shareholder of the Company. The Company has expense sharing agreements with various Affiliates which stipulate that, expenses paid on behalf of the Affiliates, such as salaries, rent, technology data services and other operating expenses will be reimbursed to the Company at cost.

At December 31, 2023, the Company owed $46,623 to Affiliates for shared expenses, included in payables to affiliates in the accompanying statement of financial condition and was owed $18,005 from Affiliates for shared expenses, which is included in receivable from affiliates in the accompanying statement of financial condition.

MOOMOO FINANCIAL INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
For the Year Ended December 31, 2023

7. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital (Rule 15c3-1 of the Exchange Act). Under this rule, the Company has elected to operate under the alternate method and is required to maintain net capital of $250,000 or 2% of aggregate debit balances arising from client transactions, as defined. On December 31, 2023, the Company had net capital of $16,955,846, which was $14,189,786 in excess of its required net capital of $2,766,060.

The Company, as a carrying broker, is subject to SEC Customer Protection Rule (Rule 15c3-3 of the Exchange Act) which requires segregation of funds in a special reserve account for the benefit of customers. At December 31, 2023, the Company had no deposit requirement and maintained a deposit of $1,000,000.

8. Leases

The Company accounts for its leasing obligations under ASC 842, Leases. This standard requires the recognition of lease assets and lease liabilities by lessees for those leases previously classified as operating leases under previous U.S. GAAP. The lease asset would reflect a right-to-use asset and the lease liability would reflect the present value of the future lease payments.

As of December 31, 2023, the Company rents office space under operating leases expiring in 2027, and the Company has no financing leases. The leases call for base rent plus escalations as well as other operating expenses. The weighted average remaining lease term on the leases is approximately 3.3 years and the weighted average discount rate used to measure the lease liabilities is 4.65%. The following table represents the Company's lease right-of-use assets and lease liabilities on the statement of financial condition. Rent and occupancy expenses were $246,677 for the year ended December 31, 2023, and represent operating lease cost.

Assets		
Lease right-of-use assets	$	1,188,692
Liabilities		
Lease liabilities	$	1,308,509

11

8. Lease Accounting (continued)

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2023 are as follows:

		Minimum Lease Payments
2024	$	421,008
2025		433,608
2026		446,880
2027		112,560
Total undiscounted lease payments		1,414,056
Less Imputed Interest		(105,547)
Total lease liability	$	1,308,509

Assets		
Lease right-of-use assets	$	1,188,692
Liabilities		
Lease liabilities	$	1,308,509

9. Employee Benefit Plan

The Company's parent provides Restricted Stock Units to its employees and the employees of all of its subsidiaries. Under the Plan, the employees earn vested units as throughout the term of their employment. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements. For the year ended December 31, 2023, the Company recorded stock-based compensation in the amount of $1,380,485 that was not intended to be settled in cash with the Parent and thereby recorded as an allocation from the Parent.

10. Financial Instruments, Off-Balance Sheet Arrangements, and Indemnification

Financial Instruments – The Company trades securities that are traded on the United States, Hong Kong, Shanghai and Shenzhen stock exchanges. As of December 31, 2023, the Company had not entered into any transactions involving financial instruments that would expose the Company to significant related off-balance-sheet risk.

Market risk is primarily caused by movements in market prices of the Company's trading and investment account securities. The Company's trading securities and investments are also subject to interest rate volatility. The Company manages market risk through its internal risk management policy and procedures.

Off-Balance Sheet Arrangements – The Company was not a party to any off-balance sheet arrangements during the year ended December 31, 2023.

Indemnification – In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

11. Commitments and Contingencies

The Company is subject to lawsuits, arbitration, claims, and other legal proceedings in connection with its business. A substantial adverse judgment or other unfavorable resolution of these matters could have a material adverse effect on the Company's statement of financial condition. Management is of the opinion that the Company has adequate legal defenses with respect to the legal proceedings to which it is a defendant or respondent, and the outcome of these pending proceedings is not likely to have a material adverse effect on the statement of financial condition of the Company. In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However, the Company is unable to predict the ultimate outcome of these matters.

12. Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2024, and March 14, 2024, which is the date the statement of financial condition was available to be issued, for possible disclosure and recognition in the statement of financial condition. On March 11, 2024, the Parent company made a capital contribution of $4,000,000 to the Company.